Exhibit (p)

CODE OF ETHICS

J. & W. Seligman & Co. Incorporated

Seligman Advisors, Inc.

Seligman Services, Inc.

Seligman Data Corp.

Seligman International, Inc.

Seligman Registered Investment Companies

I. Standards of Conduct

All directors, officers, employees and temporary employees (collectively “Employees”) of J. & W. Seligman & Co. Incorporated (“JWS”) its affiliates and Seligman Data Corp. (collectively, “Seligman”) have a fiduciary duty to the various Seligman advisory clients, including the registered and unregistered companies advised by Seligman (collectively, “Clients”). This fiduciary duty requires each Employee to be faithful to the interest of our Clients. Directors of the Seligman Registered Investment Companies also have a duty to the Seligman Registered Investment Companies and their shareholders. Persons who are Disinterested Directors are “Employees” for purposes of this Code of Ethics.

Through the years, Seligman and its predecessor organizations have had a reputation of maintaining the highest business and ethical standards and have been favored with the confidence of investors and the financial community. Such a reputation and confidence are not easily gained and are among the most precious assets of Seligman. In large measure, they depend on the devotion and integrity with which each Employee discharges his or her responsibilities. Their preservation and development must be a main concern of each Employee, and each Employee has a primary obligation to avoid any action or activity that could produce conflict between the interest of the Clients and that Employee’s self-interest. To this end, each Employee must act with honesty, dignity, trust and high ethical standards. Employees must exercise reasonable care and professional judgment to avoid engaging in actions that put Seligman’s image or its reputation at risk. Each Employee is also required to comply with all applicable securities laws.

This Code of Ethics (“Code”) recognizes that our fiduciary obligation extends across our entire organization and sets forth the policies of Seligman in the matter of conflicts with our Clients’ interests. This Code is also designed to prevent any act, practice or course of business prohibited by the rules and regulations governing our industry. All Employees are subject to the Code and adherence to the Code is a basic condition of employment. If an Employee has any doubt as to the appropriateness of any activity, believes that he or she has violated the Code, or becomes aware of a violation of the Code by another Employee, he or she should consult JWS’s Chief Compliance Officer (“CCO”), General Counsel or Associate General Counsel. Each Employee should retain this Code to provide a formal record for reference and guidance.

As an Employee, you owe a fiduciary duty to each Client and must avoid activities, interests and relationships that might appear to interfere with making decisions in the best interest of the Clients.

As an Employee, you must at all times:

1.	Avoid serving your own personal interests ahead of the interests of Clients. You may not cause a Client to take action, or not to take action, for your personal benefit rather than the Client’s benefit;

2.	Avoid taking inappropriate advantage of your position. The receipt of investment opportunities, perquisites or gifts from persons seeking business with Clients or with Seligman could call into question the exercise of your better judgment. Therefore, you must not give or receive benefits that would compromise your ability to act in the best interest of the Clients;

3.	Conduct all personal Securities Transactions in full compliance with the letter and spirit of the Code, including the pre-authorization and reporting requirements, and comply fully with the Seligman Insider Trading Policies and Procedures (See Appendix A); and

4.	Comply with applicable federal and state securities laws and regulations.

While Seligman encourages you and your families to develop personal investment programs, you must not take any action that could cause even the appearance that an unfair or improper action has been taken. Accordingly, you must follow the policies set forth below with respect to trading in your Account(s). This Code places reliance on the good sense and judgment of you as an Employee; however, if you are unclear as to the Code’s meaning, you should seek the advice of the CCO, compliance personnel or an attorney in the Law and Regulation Department and assume the Code will be interpreted in the most restrictive manner. Questionable situations should be resolved in favor of Clients. Technical compliance with the Code’s procedures will not insulate from scrutiny any trades that indicate a violation of your fiduciary duties.

Application of the Code to Disinterested Directors

Disinterested Directors are only subject to the reporting requirements in Section III.5(b) of the Code. Disinterested Directors are not subject to other provisions of the Code but are subject to the requirements of the federal securities laws and other applicable laws, such as the prohibition on trading in securities of an issuer while in possession of material non-public information.

Client Confidentiality

Confidentiality is an integral element of Seligman’s fiduciary obligation to its Clients.

Information acquired in connection with employment by Seligman is confidential and may not be used in any way that might be contrary to, or in conflict with the interests of Seligman or its Clients. Information regarding actual or contemplated investment decisions, portfolio composition, research, Seligman activities, or client interests is confidential and may not be disclosed to anyone outside of Seligman, unless in accordance with Seligman policies, and in no way may be used for personal gain or for the gain of others. Additionally, you have other obligations to protect client confidentiality as set forth in Seligman’s Compliance Manual, which is accessible through JWSNet and your Seligman computer.

II. Definitions

(a)	“Accounts” means all Employee Accounts and Employee Related Accounts.

(b)	“Beneficial Interest” is broadly interpreted. The SEC has said that the final determination of Beneficial Interest is a question to be determined in the light of the facts of each particular case. The terms Employee Account and Employee Related Account, as defined below, generally define Beneficial Interest. However, the meaning of “Beneficial Interest” may be broader than that described below. If there are any questions as to Beneficial Interest, please contact the CCO, General Counsel or Associate General Counsel.

(i)	“Employee Account” means the following securities Accounts: (i) any of your personal account(s), including IRA’s and other retirement accounts; (ii) any joint or tenant-in-common account in which you have an interest or are a participant; (iii) any account for which you act as trustee, executor, or custodian; (iv) any account over which you have investment discretion or otherwise can exercise control, including the accounts of entities controlled directly or indirectly by you; (v) any account in which you have a direct or indirect interest through a contract, arrangement or otherwise (e.g., economic, voting power, power to buy or sell, or otherwise); (vi) any account held by pledges, or for a partnership in which you are a member, or by a corporation which you should regard as a personal holding company; (vii) any account held in the name of another person in which you do not have benefits of ownership, but which you can vest or revest title in yourself at once or some future time; (viii) any account of which you have benefit of ownership; and (ix) accounts registered by custodians, brokers, executors or other fiduciaries for your benefit.

(ii)	“Employee Related Account” means any Account of (i) your spouse and minor children and (ii) any account of relatives or any other persons to whose support you materially contribute, directly or indirectly or who occupies the same residence.

(c)	“Disinterested Director” means a director or trustee of a Seligman Registered Investment Company (sponsored and managed by JWS), who is not an “interested person” of such investment company within the meaning of Section 2(a)(19) of the Investment Company Act of 1940.

(d)	“Equivalent Security” is any derivative Security or instrument and includes, among other things, options, rights, warrants, preferred stock, bonds and obligations of the issuer or instruments otherwise convertible or exchangeable into a Security of that issuer.

(e)	“Investment Team” means one or more Investment Teams formed by the Manager in various investment disciplines to review and approve Securities for purchase and sale by Client Accounts. This includes a team’s leader, portfolio managers, research analysts, traders and their direct supervisors, as established from time to time by JWS’s Chief Investment Officer.

(f)	“Security” includes, among other things, common and preferred stocks, notes, closed-end investment companies and exchange traded funds (“ETFs”) unless organized as open-end investment companies, bonds (including municipal bonds), debentures, and other evidences of indebtedness (including loan participation and assignments), limited partnership and limited liability company interests (e.g., hedge funds), investment contracts, and all derivative instruments (e.g., options, rights and warrants). Please bear in mind that most ETFs are not exempt, and you should contact the CCO if you do not know if a particular ETF is structured as an open-end investment company.

(g)	“Securities Transaction” means a purchase or sale of a Security.

(h)	“Seligman Registered Investment Company” means an investment company registered under the Investment Company Act of 1940 for which Seligman serves as investment manager or sub-adviser.

III. Personal Securities Transactions

1.	Prohibited Transactions

These apply to all of your Accounts.

(a)	Seven-Day Blackout: For Investment Team members only, Securities Transactions are prohibited within seven calendar days either before or after the purchase or sale of the relevant Security (or an Equivalent Security) by a Client whose Account is managed by your Investment Team.

(b)	Intention to Buy or Sell for Clients: For all Employees, securities Transactions are prohibited at a time when you presently intend, or know of another’s present intention, to purchase or sell that Security (or an Equivalent Security) on behalf of a Client.

(c)	Sixty-Day Holding Period: Profits on Securities Transactions made within a sixty-day period are prohibited and must be disgorged. This is - to deter short term trading (beginning on trade date plus one), which is strongly discouraged. Specifically,

•

Purchase of a Security (or Equivalent Security) within 60 days of your sale of the Security (or an Equivalent Security), at a price that is less than the price in the previous sale would require disgorgement.

•	Sale of a Security within the 60 day period of your purchase of the Security (or an Equivalent Security), at a price that is greater than the price in the previous purchase would require disgorgement.

Examples are as follows:

1.	Employee purchases 100 shares of XYZ ($10 a share) on January 1.

Employee sells 100 shares of XYZ ($15 a share) on February 15.

Employee must disgorge $500.

2.	Employee purchases 100 shares of XYZ ($10 a share) on January 1.

Employee purchases 50 shares of XYZ ($12 a share) on January 30.

Employee sells 50 shares of XYZ ($15 a share) on March 15.

Employee must disgorge $150.

(The March 15 sale may not be matched to the January 1 purchase).

3.	Employee purchases 100 shares of XYZ ($10 a share) on January 1.

Employee sells 100 shares of XYZ ($10 a share) on February 1.

Employee purchases 100 shares of XYZ ($9 a share) on March 1

Employee must disgorge $100.

(The February 1 sale does not result in any disgorgement because no profit was made. However, the March 1 purchase is matched against the February 1 sale resulting in a $100 profit that must be disgorged).

4.	Employee purchased 400 shares of XYZ ($1 a share) January 1.

Employee purchased an additional 100 shares of XYZ ($10 a share) on June 1. Employee sells 500 shares of XYZ ($15 a share) on July 1.

Employee must disgorge $500.

(The 400 shares acquired on January 1 will not be affected by the short-term trading).

(d)	Restricted Transactions: Transactions in a Security or an Equivalent Security are prohibited anytime a Client’s order in the Security is open on the trading desk. Other Securities may be restricted from time to time as deemed appropriate by the Law and Regulation Department.

(e)	Short Sales, Options and Margin Transactions: For Investment Team members only, you may not engage in any short sale or short strategy of a Security if, at the time of the transaction, any Client managed by your Team has a long position in that same Security. However, this prohibition does not prevent you from engaging short sales against the box and covered call writing, as long as these personal trades are in accordance with the sixty-day holding period described above.

If engaging in short sales, options or margin transactions, you should recognize the danger of being frozen or subject to a forced close out because of the general restrictions that apply to personal Securities Transactions. These types of activities are risky not only because of the transactions, but also because action necessary to close out a position may become prohibited under the Code while the position remains open on the Seligman trading desk (e.g., you may not be able to close out short sales and transactions in derivatives).

Particular attention should be paid to margin transactions. You should understand that brokers of such transactions generally have the authority to automatically sell securities in your brokerage account to cover a margin call. Such sale transaction will be in violation of the Code, unless you have complied with pre-authorization requirements. Exceptions will not be granted after the fact for these violations.

(f)	Public Offerings: Acquisitions of Securities in initial and secondary public offerings are prohibited, unless granted an exemption by the CCO or the Security is exempt under the Code. An exemption for an initial public offering will only be granted in certain limited circumstances, for example, the demutualization of a savings bank.

(g)	Private Placements: Acquisition of Securities in a private placement (including hedge funds not sponsored by Seligman) is prohibited absent prior written approval by the CCO. This approval will be based upon the determination that the investment opportunity need not be reserved for Clients, that you are not being offered the investment opportunity due to your employment with Seligman (except if the Security is a Seligman fund), and other relevant factors on a case-by-case basis. If an Investment Team member is granted approval to purchase a private placement, he or she must disclose the holding to the JWS Chief Investment Officer and the Team Leader if asked to evaluate the issuer of the Security or if the Investment Team is considering investing in such issuer.

(h)	Market Manipulation: Transactions intended to raise, lower, or maintain the price of any Security or to create a false appearance of active trading are prohibited.

(i)	Inside Information: You may not trade, either personally or on behalf of others, on material, non-public information or communicate material, non-public information to another in violation of the law. This policy extends to activities within and outside your duties at Seligman. (See Appendix A).

(j)	Investment Companies (mutual funds, hedge funds and other funds) In addition to your general fiduciary duties to all Clients, Seligman’s special relationship to the investment companies that it advises requires you and all other Employees to be careful in avoiding conduct that might be perceived as contrary to or in conflict with the interests of such investment companies or their shareholders. Because of this special relationship, please note the following:

i.	Seligman Registered Investment Companies sponsored and managed by Seligman (i.e., the Seligman Group of Funds). The purchase, sale and exchange of shares of these funds must comply with the provisions of the applicable prospectuses of such funds, including limitations on frequent trading in all Accounts, including Seligman 401(k) plans.

ii.	Investment Companies sub-advised by Seligman (e.g., registered investment companies or offshore funds sponsored by third parties). Seligman may, from time to time, provide sub-advisory services to other investment companies sponsored by third parties. You may not invest in shares of such investment companies without the prior written approval of the CCO, General Counsel or Associate General Counsel. Approval, if granted, may require you to pre-clear trades in shares of those funds and provide the CCO with trade confirmation and account statements.

iii.	All other funds sponsored by Seligman (e.g., hedge funds, private funds and offshore funds). You may invest in these types of funds if you meet the particular funds eligibility requirements, invest directly through Seligman and, if investing in an offshore fund, report your investment to the CCO.

2.	Maintenance of Accounts and Execution of Orders

All Accounts that have the ability to engage in Securities Transactions must be maintained at Charles Schwab & Company, Merrill Lynch & Co. or, for existing accounts only, the Maxim Group (formerly known as Ernst & Company Investec). You are required to notify the CCO of any change to your account status. This includes opening a new Account, which includes the date the account was opened, converting, transferring or closing an existing account or acquiring Beneficial Interest in an Account through marriage or otherwise. Employees maintaining accounts at the aforementioned designated brokers must place all orders for Securities Transactions in these Account(s) directly with the appropriate broker after the Trade Pre-authorization Requirements set forth in Section III.3 (“Trade Pre-authorization Requirements”) have been met.

3.	Trade Pre-authorization Requirements

All Securities Transactions in an Employee Account or Employee Related Account must be pre-authorized prior to execution, except for Securities Transactions set forth in Section III.4 (“Exempt Transactions”).

(a)	Trade Authorization Request Form and CTI itrade Request Screen (the “Forms”): Prior to entering an order for a Securities Transaction in an Employee Account or Employee Related Account, which is subject to pre-authorization, you must complete and submit the Forms to the Compliance Area of the Law & Regulation Department via the Seligman Employee Trading System (the “System”).

(b)	Review of the Forms and Trade Execution: Upon completing and submitting the Trade Authorization Request Form you may then access the System using your Employee password and code, which will prompt the CTI itrade Request Screen. You may then enter your trade request by completing all the required fields. The System will provide immediate feedback to your trade request by stating whether your trade is approved, denied or needs further review by the Compliance Area. For each trade requiring an additional review, the Compliance Area will review the request and Trade Authorization Form and, as soon as practical, determine whether to authorize the proposed Securities Transaction. Upon receiving approval to a trade request, you may then place the trade with the approved broker/dealer.

No order for a Securities Transaction may be placed prior to the System receiving the completed Forms and approving the trade request.

(c)	Length of Trade Authorization Approval: Any authorization, if granted, is effective until the earliest of (i) its revocation, (ii) the close of business on the day from which authorization was granted or (iii) your discovery that the information in the Trade Authorization Request Form is no longer accurate. If the Securities Transaction was not placed or executed within that period, a new pre-authorization must be obtained.

Employees are responsible for ensuring the proposed Securities Transaction does not violate Seligman’s policies or applicable securities laws and regulations.

4.	Transactions Exempt from Pre-Authorization Only

The pre-authorization requirements of this Code shall not apply to the following Securities Transactions in your Account(s):

(a)	Purchases or sales of Securities which are non-volitional (i.e., not involving any investment decision or recommendation).

(b)	Purchases of Securities through certain corporate actions (such as stock dividends, dividend reinvestments, stock splits, tender offers, mergers, consolidations, spin-offs, or other similar corporate reorganizations or distributions generally applicable to all holders of the same class of Securities).

(c)	Purchases of Securities effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its Securities, to the extent such rights were acquired from the issuer.

(d)	Purchases or sales of open-end registered investment companies (which includes iShares), that are not Seligman Registered Investment Companies (i.e., advised or sub-advised by Seligman), direct obligation of the U.S. Government, money market instruments (e.g., U.S. Treasury Securities, bankers acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements) and shares in unit investment trust if invested exclusively in funds that are not Seligman Registered Investment Companies. These securities are not subject to the reporting obligations under Section III.5 below.

(e)	Purchases of Securities that are part of an automatic dividend reinvestment plan or stock accumulation plan; however, this exemption does not apply to optional purchases and liquidations.

(f)	Gifts of Securities to you over which you have no control of the timing; gifts of securities from you to a non-profit organization (other than one sponsored by you), including private foundations and donor advised funds; and gifts of securities from you to a donee or transferee (other than a non-profit organization) provided that the donee or transferee represents that he or she has no present intention of selling the donated Security.

(g)	Securities Transactions that are granted a prior exemption by the CCO, General Counsel or the Associate General Counsel.

5.	Reporting

(a)	Duplicate Trade Confirmations and Account Statements: You must arrange for the CCO to receive from the executing broker, dealer or bank duplicate copies of each trade confirmation and account statement for each Securities Transaction in an Employee Account or Employee Related Account.

(b)

Disinterested Director Transaction Reports: If you are a Disinterested Director you are required to report the information specified below with respect to any Securities Transaction in any Securities Account in which you have Beneficial Interest[1], if you knew, or in the ordinary course of fulfilling your official duties as a Disinterested Director, should have known, that during 15 days immediately before or after the date of your transaction, the Security (or Equivalent Security) was purchased or sold by a Seligman Registered Investment Company or considered for purchase or sale by a Seligman Registered Investment Company. Such report shall be made not later than 30 days after the end of the calendar quarter in which the Transaction was effected and shall contain the following information:

(i)	The date of the transaction, the name of the company, as applicable the ticker symbol or CUSIP number, interest rate and maturity date, the number of shares, and the principal amount of each Security involved;

(ii)	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

(iii)	The price at which the transaction was effected;

(iv)	The name of the broker, dealer or bank with or through whom the transaction was effected; and

(v)	The date the report is submitted.

(c)	Initial and Annual Holdings Report: You must complete an Initial Holdings Report within ten days of commencement of employment; which is current as of a date no later than 45 days prior to joining Seligman. You are also required to complete an Annual Holdings Report as of December 31 of each year by the following February 14. ).

This report must include the following:

[1]	This does not apply to Securities Accounts in which Disinterested Directors have no direct or indirect influence or control.

i.	All Employee and Employee Related Securities Accounts (new accounts must include the date such accounts were opened and Securities and investment companies owned in those accounts);

ii.	Any Accounts where a Seligman registered Investment Company may be purchased and sold;

iii.	Other Securities not maintained in Securities Accounts (e.g., private securities transactions, limited partnerships, hedge funds, and securities maintained in certificated form),

iv.	Outside Activities, Affiliations and Investments, and

v.	Ownership of 5% or more of any issuer.

(d)	Quarterly Transaction Reports: You are required to report Securities Transactions quarterly within 30 calendar days. You will not be required to submit a report that would duplicate information that is contained in trade confirmations and account statements, provided that such information is not received later than 30 days after the close of the calendar quarter and satisfies the reporting requirements.

Furthermore, you are required to file a quarterly transaction report, if you maintain 401(k) plans or similar accounts from a prior employer (including spousal 401(k) plans or similar accounts) that have the ability to conduct Securities Transactions. Please refer to Section III.5 (b)(i) through (v) for information required for transaction reports.

(e)	You are required to notify the CCO promptly if you are or become the beneficial owner of 5% or more of the outstanding securities of any issuer (e.g., company).

(f)	You are required to report any Employee or Employee Related Account that you have the ability to or conduct trading in Seligman advised or sub-advised investment companies. You need not report Accounts maintained by you at Seligman Data Corp. so long as you have notified Seligman Data Corp. that the accounts are Employee Accounts and your account statements indicates the accounts are Employee Accounts. Additionally, you need not report transactions in Seligman’s 401(k) plans.

(g)	Any report may contain a statement that the report shall not be construed as an admission by you, that you have any direct or indirect beneficial ownership in the Security to which the report relates.

(h)	The CCO or his designee will review all reports.

6.	Dealings with the Clients

You should not have any direct or indirect investment interest in the purchase or sale of any Security or property from or to Clients. This is a prohibition against dealings between you and the Clients and is not intended to preclude or limit investment transactions by you in Securities or property, provided such transactions are not in conflict with the provisions of this Code.

7.	Preferential Treatment, Favors and Gifts

You are prohibited from giving and receiving gifts of significant value or cost from any person or entity that does business with or on behalf of any Client. You should also avoid preferential treatment, favors, gifts and entertainment which might, or might appear to, influence adversely or restrict the independent exercise of your best efforts and best judgments on behalf of the Clients or which might tend in any way to impair confidence in Seligman by Clients. Cash Gifts that do not exceed $100 in value per person for a calendar year are permissible. Ordinary courtesies of business life, or ordinary business entertainment, and gifts of inconsequential value are also permissible. However, they should not be so frequent nor so extensive as to raise any question of impropriety.

If you receive any gift or accept any invitation to an activity that is outside of the scope of the Code, such gifts or business entertainment must be reported to the CCO, General Counsel, or Associate General Counsel and such gift or business entertainment should be declined or returned, as appropriate, in order to protect Seligman’s reputation and integrity. Any question as to the appropriateness of any gift or business entertainment should be reported to the CCO, General Counsel or Associate General Counsel.

8.	Outside Activities and Service as a Director, Trustee or in a Fiduciary Capacity of any Organization

You may not engage in any outside business activities or serve as a Director, Trustee or in a fiduciary capacity of any organization, without the prior written consent of the CCO. As a general matter, directorships in public companies or companies that may be reasonably expected to become public companies will not be approved because of the potential for conflicts that may impede our freedom to act in the best interests of Clients. Services with charitable organizations generally will be approved, subject to considerations related to time required during working hours, and use of proprietary information and potential conflicts of interest. When engaged in outside activities, affiliations or charitable organizations, you are not acting in your capacity as employees of Seligman and may not use Seligman’s name.

9.	Remedies of the Code

Compliance with the Code is expected, and violations of its provisions are taken seriously. You must recognize that the Code is a condition of employment with Seligman, and a serious violation of the Code or related policies may result in dismissal. Since many provisions of the Code also reflect provisions of the federal securities laws, you should be aware that violations could also lead to regulatory enforcement action, resulting in suspension or expulsion from the securities business, fines and penalties, and imprisonment.

The Compliance Area is responsible for monitoring compliance with the Code. Upon discovering a violation of this Code, sanctions may be imposed against the person concerned as may be deemed appropriate, including, among other things, a letter of censure, fines, suspension or termination of personal trading rights and/or employment.

As part of any sanction, you may be required to reverse a purchase, absorb any loss from the trade (net of transaction costs). Any profits realized, as a result of your personal transaction that violates the Code must be disgorged to a third-party charitable organization (e.g., you may not disgorge to a foundation to which you are personally connected), which you may designate.

10.	Compliance Certification

At least once a year, you will be required to certify on the Employee Certification Form (set forth in Appendix D) that you:

i.	have read the Code and understand its terms and requirements;

ii.	have complied with the requirements of the Code;

iii.	have disclosed or reported all personal Securities Transactions and Employee and Employee Related Accounts pursuant to the provisions of the Code;

iv.	will continue to comply with the Code;

v.	will promptly report to the CCO or his designees any violation of the Code of which you become aware of; and

vi.	understand that a violation of the Code may result in disciplinary actions, which includes termination of employment and may also be a violation of federal securities laws.

11.	Inquiries Regarding the Code

If you have any questions regarding this Code or any other compliance-related matter, please call the CCO, or in his absence, the General Counsel or Associate General Counsel.

12.	Exemptive Procedure for the Code

In cases of hardship, the CCO, General Counsel or Associate General Counsel or respective designees can grant exemptions from the Code. The decision will be based on a determination that a hardship exists and the provision for which the exemption is requested would not result in a conflict with our Client’s interests or otherwise inconsistent with the purposes of the Code.

If you wish to request an exemption, you must do so in writing to the CCO, General Counsel or Associate General Counsel, setting forth the nature of the hardship along with any relevant facts and reasons why the exemption should be granted. You should know that exemptions are intended to be infrequent, and repetitive requests for exemptions by you are not likely to be granted.

/s/ William C. Morris
William C. Morris
Chairman

December 22, 1966
Revised:	March 8, 1968	April 1, 1993
	January 14, 1970	November 1, 1994
	March 21, 1975	February 28, 1995
	May 1, 1981	November 19, 1999*
	May 1, 1982	December 18, 2000
	April 1, 1985	December 18, 2001
	March 27, 1989	April 14, 2003
	December 7, 1990	December 24, 2003
	November 18, 1991	January 1, 2005

*	Refers to the incorporation of the Code of Ethics of the Seligman Investment Companies originally adopted June 12, 1962, as amended.

Appendix A

Amended February 22, 2007

J. & W. Seligman & Co. Incorporated - Insider Trading Policies and Procedures

SECTION I. BACKGROUND

Introduction

United States law creates an affirmative duty on the part of broker-dealers and investment advisers to establish, maintain and enforce written policies and procedures that provide a reasonable and proper system of supervision, surveillance and internal control to prevent the misuse of material, non-public information by the broker-dealer, investment adviser or any person associated with them. The purpose of these procedures is to meet those requirements. The following procedures apply to J. & W. Seligman & Co. Incorporated, its subsidiaries and affiliates (collectively, “Seligman“) and all officers, directors and employees (collectively, “Employees“) thereof.

Statement of Policy

No Employee may trade, either personally or on behalf of others, on material, non-public information or communicate material, non-public information to another in violation of the law. This policy extends to activities within and outside their duties at Seligman.

Additionally, Employees must report to the CCO, General Counsel or Associate General Counsel, when such Employee believes he or she has material, nonpublic information about an issuer, regardless of whether you intend to trade in the security of that issuer. (This includes all PIPEs).

Inside Information

The term “insider trading“ is not defined in the federal securities laws, but generally is used to refer to the use of material, non-public information to trade in securities or to communicate material, non-public information to others.

While the law concerning insider trading is not static, it is understood that the law generally prohibits:

A.	trading by an insider, while knowingly in possession of material, non-public information, or

B.	trading by a non-insider, while knowingly in possession of material, non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was “misappropriated”, or

C.	communicating (or “tipping”) material, non-public information to others, or

D.	knowingly assisting someone who is engaged in any of the above activities.

It is not required that the material, non-public information influence your decision to trade. Merely trading while in possession is a violation of law.

The elements of insider trading and the penalties for such unlawful conduct are discussed below. If you have any questions after reviewing these procedures, you should consult the CCO, General Counsel or Associate General Counsel.

1.	Who Is An Insider?

The concept of “insider” is broad. It includes Employees of a company and 10% owners of a company’s shares. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the Employees of such organizations. In addition, Seligman may become a temporary insider of a company it advises or for which it performs other services. According to the Supreme Court, the company must expect the outsider to keep the disclosed non-public information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider.

2.	What Is Material Information?

Trading on inside information is not a basis for liability unless the information is material. “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial affect on the price of a company’s securities. Information that Employees should consider material includes, but is not limited to:

•	private investments in public equity securities (i.e., PIPEs);

•	changes in dividend policy;

•	financial results

•	projections of future earnings or changes in previously released earnings or estimates

•	significant merger or acquisition proposals, agreements or divestitures

•	significant litigation exposure due to actual or threatened litigation;

•	bankruptcy or financial liquidation problems;

•	extraordinary management developments (e.g., information that a CEO is about to resign; accounting difficulties; information concerning a government investigation);

•	information about major contracts, government approval or rejection of a product or gain and loss of a substantial customer or supplier;

•	New product announcements of a significant nature; and

•	New equity or debt offerings and corporate actions (e.g., stock splits)

Material information does not have to relate to a company’s business. For example, in Carpenter v. U.S., 408 U.S. 316 (1987), the Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a Security. In that case, a Wall Street Journal reporter was convicted of a felony for disclosing to others the dates that reports on various companies would appear in the Journal and whether those reports would be favorable or not. Another example would be information received, prior to its public dissemination, from a sell side analyst regarding a new buy or sell recommendation concerning a particular issuer or a change regarding a pending recommendation.

3.	What Is Non-Public Information?

Information is non-public until it has been effectively communicated to the market place. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public. However, see Section II, Paragraph 2.

4.	What is Misappropriation?

Anyone who misappropriates (steals) information from his or her employer and trades on that information in any stock (not just the employer’s stock) is guilty of insider trading. For example, Employees who, because of their association with Seligman, receive inside information as to the identity of companies being considered for investment by Seligman Funds or Clients have a duty not to take advantage of that information and must refrain from trading in the securities of those companies.

Misappropriation also occurs when a person trades or tips inside information about a company in violation of a duty owed to either that company or a different company. For example, an employee of Company B may know that Company B is negotiating a merger with Company A; the employee has material non-public information about Company A and Company B and must not trade in shares of either company. In addition, a person is “misappropriating” in violation of securities laws if he or she trades Company A’s stock on the basis of material, non-public information provided by his or her spouse who works for Company A.

5.	What is Tipping?

Tipping is passing along inside information. The recipient of a tip (the “tippee”) becomes subject to a duty not to trade while in possession of that information. A tip occurs when an insider or misappropriator (the “tipper”) discloses inside information to another person, who knows or should know that the tipper was breaching a duty by disclosing the information and that the tipper was providing the information for an improper purpose. Both tippees and tippers are subject to liability for insider trading.

6.	Penalties for Insider Trading

Penalties for trading on or communicating material, non-public information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

•	Civil injunctions

•	Disgorgement of profits

•	Imprisonment

•	Fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited, and

•	Fines for the employer or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

In addition, any violation of policies and procedures set forth herein can be expected to result in serious sanctions by Seligman, including dismissal of the persons involved.

SECTION II. PROCEDURES

Procedures to Prevent Insider Trading

The following procedures have been established to assist the Employees of Seligman in avoiding insider trading, and to aid Seligman in preventing, detecting and imposing sanctions against insider trading. Every Employee of Seligman must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties. If you have any questions about these procedures you should consult the CCO, the General Counsel or Associate General Counsel.

1.	Identifying and Reporting Inside Information and Restrictions on Trading

Before trading for yourself or others (including investment companies and private Accounts managed by Seligman), in the securities of a company about which you may have potential inside information, ask yourself the following questions:

(a)	Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace in a publication of general circulation or does it fall within the circumstances set forth in paragraph 2 below.

(b)	Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed?

Note: You should be mindful that once information has been found to be non-public, the issue of whether such information is material may not be a difficult threshold for a plaintiff to meet. The Supreme Court has ruled that whether information is material is almost always an issue for the jury to resolve, meaning that a defense based on “immateriality” generally cannot be made by a motion to dismiss the complaint.

If, after consideration of the above, you believe that the information is material and non-public, or if you need assistance in determining whether the information is material and non-public, you should take the following steps:

(c)	Report the matter immediately to the CCO, General Counsel or Associate General Counsel. For example, all PIPE deals must be reported unless information concerning the PIPE deal has been publicly disseminated.

(d)	Do not purchase or sell the securities on behalf of yourself or others, including investment companies or private Accounts managed by Seligman.

(e)	Do not communicate the information inside or outside Seligman other than to the CCO, General Counsel or Associate General Counsel.

(f)	After the CCO, General Counsel or Associate General Counsel has reviewed the issue, you will be instructed to continue the prohibitions against trading and communication, or you will be allowed to trade and communicate the information.

2.	Important Specific Examples

(a)	If you have a telephone or face-to-face conversation with a senior executive of a publicly-traded company and are provided information about the company that you have reason to believe has not yet been disclosed in a widely disseminated publication such as a press release, quarterly report or other public filing, you have received non-public information. This information is considered non-public even if you believe that the company executive would provide the same information to other analysts or portfolio managers who call the company. Until information has been disclosed in a manner that makes it available to (or capable of being accessed by) the investment community as a whole, it is considered non-public. If the information is material, as described above, you may not trade while in knowing possession of this information unless you report the matter and obtain approval from the CCO, General Counsel or Associate General Counsel. Although it may be lawful for an analyst to act on the basis of material information that the company’s management has chosen to disclose selectively to that analyst, where the information is provided in a one-on-one context, regulators are likely to question such conduct. Approval from the Law and Regulation Department will therefore depend on the specific circumstances of the information and the disclosure. Under the Supreme Court’s important decision of Dirks v. SEC, 463 U.S. 646 (1983), securities analysts may be free to act on selectively disclosed material information if it is provided by company executives exclusively to achieve proper corporate purposes (i.e., to expose fraud, rather than personal gain).

(b)	If you obtain material information in the course of an analysts’ conference call or meeting conducted by a publicly-traded company in the ordinary course of its business in which representatives of several other firms or investors are also present (as distinguished from the one-on-one situation described in the preceding paragraph), you may act on the basis of that information without need to consult with the CCO, General Counsel or Associate General Counsel, even if the information has not yet been published by the news media, because such information bears the indicia of a public disclosure for the market. However, if there is something highly unusual about the meeting or conference call that leads you to question whether the information has been authorized by the company or is otherwise suspect (e.g., you believe disclosure of such information violates Regulation FD), you should first consult with the CCO, General Counsel or Associate General Counsel.

(c)	If you are provided material information (written or verbally) by a company and are requested to keep such information confidential, you may not trade while in possession of that information before first obtaining the approval of the CCO, General Counsel or the Associate General Counsel.

(d)	From time to time, you may speak with a representative of a public company pursuant to an arrangement made by a third-party consulting firm. When speaking to such a representative, you should not seek material, non-public information from that representative. If you believe that you have been provided with material, non-public information by the representative, you must contact either the CCO, General Counsel or Associate General Counsel.

As these examples illustrate, the legal requirements governing insider trading are not always obvious. You should therefore always consult with the CCO, General Counsel or Associate General Counsel if you have any question at all about the appropriateness of your proposed conduct.

3.	Restricting Access To Material, Non-Public Information

Information in your possession that you identify as material and non-public may not be communicated to anyone, including persons within Seligman, except for the CCO, General Counsel or Associate General Counsel. In addition, care should be taken so that such information is secure. For example, files containing material, non-public information should be sealed; access to computer files containing material, non-public information should be restricted.

4.	Resolving Issues Concerning Insider Trading

If, after consideration of the items set forth in paragraphs 1 and 2, doubt remains as to whether information is material or non-public, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, it must be discussed with the CCO, General Counsel or the Associate General Counsel before trading in the Security or communicating the information to anyone.

5.	Personal Securities Trading

All Employees shall follow these procedures when conducting any personal Securities trading.

6.	Maintenance and Use of Restricted and Watch Lists

It is the responsibility of all Employees (especially, Investment Team Personnel) to notify the CCO, General Counsel or Associate General Counsel, when such Employee believes he or she has material non-public information about a company or issuer so that the Security may be considered for inclusion on the Restricted List or Watch List maintained by the Legal Compliance Area. For instance, obtaining the name of the company issuing a PIPE, prior to the public announcement of such offering must be reported so that the CCO or designee may add the issuer of the PIPE to the Restricted List. Likewise, Employees must notify the CCO if they become aware that material non-public information has been publicly disseminated. Employees who become aware of the contents of such lists are required to maintain the confidentiality of such information.

The Restricted List is a confidential list of Securities, which restricts all trading in a Security or an Equivalent Security. Securities on this list include, but are not limited to, issuers about which Seligman has material non-public information or has entered into a relationship likely to lead to material non-public information. In appropriate circumstances, the Law & Regulation Department in its discretion may grant exceptions to the restrictions.

The Watch List is also a confidential list of Securities about which Seligman may have received or may expect to receive material non-public information. The placement of a Security on this list will not normally affect trading activities in such Securities; however, the Law & Regulation Department may intervene to break trades, freeze positions, limit trading activity or take other actions as it may deem necessary.

The Legal Compliance Area has ultimate responsibility for maintaining the lists and will monitor daily all trading activities, which includes proprietary accounts, client accounts (e.g., Seligman Funds and Institutional Accounts) and Employee and Employee-Related Accounts on a daily basis.

The Restricted List and updates will be distributed to a limited number of Employees who have a need to know the contents of such list. Although only the name of the company and symbol of common stock may be indicated on the Restricted List, all Equivalent Securities (e.g., preferred stock, convertibles, options, warrants and rights of the companies listed and debt securities) are subject to restriction, unless otherwise indicated. The Watch List is not disseminated outside the Legal Compliance Area.

January 4, 1988

April 1, 1993

December 22, 1997

November 19, 1999*

February 22, 2007

*	Refers to the incorporation of the Insider Trading Policies and Procedures originally adopted January 4, 1988.